Press Release SR #09-07

SUTCLIFFE RESOURCES DEFAULT STATUS REPORT

June 14, 2007

Vancouver, British Columbia, Canada: Sutcliffe Resources Ltd. (“Sutcliffe” or the “Company”) (SR – TSX-V) reports that there are no changes otherwise required to be disclosed pursuant to the provisions of Appendix B (Default Status Reports) of Canadian Securities Administrators Staff Notice 57-301.

About Sutcliffe Resources

Sutcliffe, led by a management team with extensive experience in the Russia Federation, is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in Russia. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within Russia. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan, Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: rmaddigan@sutclifferesources.com

This news release contains forward-looking statements contained that are not historical facts. Forward-looking statements involve risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the Company's objectives, goals or future plans. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those risks set out in the Company's public documents filed on SEDAR. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, other than as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244